

Paul Klahn · 3rd

Founder at Beyond Limits, LLC

Palmer Lake, Colorado, United States · 145 connections ·

Contact info

Beyond Limits, LLC

 **Western Michigan University**

Experience

Owner

Beyond Limits, LLC

2013 – Present · 7 yrs

Colorado Springs, CO

Provides contract engineering services related to ultra-lightweight structures for near space applications. Assists with international business development in Eastern African markets.

 **Near Space Systems Star Tower (public...**

Co-founder

CLyK Engineering

2009 – 2012 · 3 yrs

Colorado Springs, CO

Co-founded an engineering consulting company working in the areas of aerospace and renewable energy. Developed composite prototype of a cycloidal wave energy converter for a green energy company. Provided contract services assisting clients in the following areas:
- business development

see mor











Cycloidal Wave Energy

Founder, CEO

Nexaer Corp

2001 – 2008 · 7 yrs

Colorado Springs, CO

Founded a next-generation light aircraft company
aircraft that would set a new industry standard. D
and style, to engage a new generation of young pi

Nexaer LS1 personal aircraft

Education

Western Michigan University

B.S. Aeronautical Engineering, and 2 yrs Commerc

1990 – 1994

Volunteer Experience

Team Member, Board of Directors

Teller County Search & Rescue

2009 – 2012 • 3 yrs

A mountain search and rescue team dedicated to helping people who are lost and/or injured in the backcountry of Colorado.

Team Member, Child Sponsor

Africa New Life Ministries

2013 – Present • 7 yrs

Poverty Alleviation

I've made several trips to Rwanda (and other East African countries) and served on an ANLM mission team. Our team focused on serving Rwandan orphans and street kids who are struggling with the long-term effects of genocide and severe poverty. I sponsor two children there, and I've been privileged to meet them and spend time with them on several occasions.



